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                            SECURITIES AND EXCHANGE
                                  COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                 HADRON, INC.
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                               (NAME OF ISSUER)

                    Common Stock, par value $0.02 per share
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                        (TITLE OF CLASS OF SECURITIES)

                                  405-009-200
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                     (CUSIP Number of Class of Securities)

                                Lese Ann Kodger
                                 Hadron, Inc.
                             5904 Richmond Highway
                                   Suite 300
                             Alexandria, VA 22303
                                (703) 329-9400

                                   Copy To:
                               William J. Mutryn
                        2099 Pennsylvania Avenue, N.W.
                                   Suite 100
                            Washington, D.C. 20006
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             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 5, 2001
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lese Ann Kodger (Individually)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      SC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,596,459
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,596,459
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,596,459
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%
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      TYPE OF REPORTING PERSON
14
      IN
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Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer" or "Hadron"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.  Identity and Background

         The Statement is filed on behalf of Lese Ann Kodger. Ms. Kodger's business address is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303. During the past five years, Ms. Kodger has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Kodger is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         On November 1, 2001, Hadron announced that it had entered into an Agreement and Plan of Merger dated as of October 31, 2001 (the "Plan") with Analex Corporation and its equity holders pursuant to which Analex Corporation would be merged with and into a wholly-owned subsidiary of Hadron. Analex Corporation was a privately-held engineering and program management firm whose principal customers are NASA and the U.S. intelligence community. Under the terms of the Plan, the shareholders representing all of the outstanding equity of Analex Corporation (the "Sellers") exchanged their Analex equity on a pro rata basis for approximately $6.5 million in a combination of cash and the satisfaction of certain liabilities of Analex as well as approximately 3.6 million shares of Hadron Common Stock and certain notes and other considerations.

         Under the terms of the Plan, Ms. Kodger obtained 1,596,459 shares of Common Stock in connection with the Merger.


Item 4.  Purpose of Transaction

         On November 1, 2001, Hadron announced that it had entered into an Agreement and Plan of Merger dated as of October 31, 2001 (the "Plan") with Analex Corporation and its equity holders pursuant to which Analex Corporation would be merged with and into a wholly-owned subsidiary of Hadron. Analex Corporation was a privately-held engineering and program management firm whose principal customers are NASA and the U.S. intelligence community. Under the terms of the Plan, the shareholders representing all of the outstanding equity of Analex Corporation (the "Sellers") exchanged their Analex equity on a pro rata basis for approximately $6.5 million in a combination of cash and the satisfaction of certain liabilities of Analex as well as approximately 3.6 million shares of Common Stock and certain notes and other considerations.

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         Apart from the foregoing, Ms. Kodger has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         In the future, Ms. Kodger may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and the prospects of Ms. Kodger and alternative investments.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Issuer's total issued and outstanding capital stock is 14,329,930 shares of Common Stock. Ms. Kodger has acquired 1,596,459 shares or approximately 11.1% of the Issuer's issued and outstanding Common Stock.

         Ms. Kodger is deemed to beneficially own 1,596,459 shares of Common Stock representing approximately 11.1% of the Issuer's common shares deemed issued and outstanding. This includes 1,596,459 shares for which Ms. Kodger has full power to vote and to dispose.

         (c) There have been no transactions in the Issuer's Common Stock that were effected during the past sixty days or since the most recent filing of
Schedule 13D ((S).240.13d-191).

         (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Hadron has offered part-time employment agreements to four officers of Analex, including Ms. Kodger, three of which contain incentive bonus provisions relating to the achievement of certain performance goals. Ms. Kodger's employment agreement does not


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contain any such incentive bonus provisions. In addition, Hadron issued a
$57,950 promissory note to Ms. Kodger with a five year term and entered into non-competition agreements with Ms. Kodger for total payments of $180,000.

         Except as described herein, Ms. Kodger is not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits

         None.

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                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                        /s/ Lese Ann Kodger
                                        -------------------------
                                        Lese Ann Kodger


Dated: November 15, 2001

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